UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Kornit Investor Presentation

On May 18, 2021, Kornit Digital Ltd. (“Kornit”) held a virtual investor event, and on May 24, 2021, Kornit is expected to hold an investor event in Israel. A copy of the slide presentation for those investor events, titled “Kornit 4.0”, is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the presentation attached as Exhibit 99.1 hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2021	KORNIT DIGITAL LTD.

	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Slide presentation for Investor Event titled “Kornit 4.0”

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